SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Amnon Shemer
                                        ------------------
                                        Amnon Shemer
                                        Chief Financial Officer



Date:   November 22, 2005

ELTEK LTD.


Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

ELTEK REPORTS Q3 2005 FINANCIAL RESULTS

     o 4TH CONSECUTIVE QUARTER OF PROFITABILITY, REVENUES OF $8M WITH EPS OF $0.05 ($ 0.09 Per NIS 1 Par Value of Shares)

     o    OPERATING INCOME UP 100% SEQUENTIALLY TO $480,000

     o COMMENCED DELIVERIES TO NEW MAJOR U.S. CUSTOMERS- EXPECT SHIPMENTS TO THESE CUSTOMERS TO INCREASE IN UPCOMING QUARTERS

PETACH-TIKVA, Israel, Nov 22, 2005 (BUSINESS WIRE) -- Eltek Ltd., the leading Israeli manufacturer of advanced circuitry solutions, today announced its financial results for the third quarter and nine months ended September 30, 2005.

THIRD QUARTER 2005 HIGHLIGHTS:

--   Revenues increased by 12 % year-over-year and by 8% sequentially

--   Fourth consecutive quarter of profitability

-- Quarterly net income of $361,000 or $0.05 per share ($0.09 per NIS 1 par value of share)

-- Begin investment in new manufacturing equipment to expand high-end production capacity

Eltek reported revenues for the three months ended September 30, 2005 of NIS
36.6 million ($8.0 million) compared with NIS 32.6 million ($7.1 million) during the third quarter of 2004, a 12% increase.

Net income for the third quarter totalled NIS 1.7 million ($ 361,000), or NIS
0.42 per NIS 1 par value of shares ($0.05 per share or $0.09 per NIS 1 par value of share) compared with a net loss of NIS 933,000 ($203,000), or NIS (0.22) per NIS 1 par value of shares (or $(0.03) per share) for the same quarter in 2004.

Revenues for the nine-month period ended September 30, 2005, were NIS 104.9 million ($22.8 million) compared with revenues of NIS 90.0 million ($19.6 million) for the comparable period in 2004.

Net income for the nine-month period ended September 30, 2005 was NIS 3.0 million ($644,000), or NIS 0.80 per NIS 1 par value of shares ($0.10 per share or $0.17 per NIS 1 par value of share), compared with a net loss of NIS 7.8 million ($1.7 million) or NIS (1.85) per NIS 1 par value of shares (or $(0.24) per share) for the same period in 2004.

"We are pleased to report our fourth consecutive quarter of profitability. Our sustained quarterly momentum continues to be driven by the growing demand for Eltek's flex - rigid PCBs used for the most demanding applications in many industries," said Arieh Reichart, President and Chief Executive Officer of Eltek.

"I am particularly encouraged by our penetration into the U.S. market. During the third quarter we made initial deliveries to new U.S. customers and we expect that shipments to these customers will increase in Q4 2005 and into 2006. In addition, we have succeeded in passing qualifications by other major U.S. manufacturers. These developments in the strategic U.S. flex-rigid PCB market, coupled with a prospective sales pipeline including new potential customers, lead us to expect further improvement in our results in 2006."

Amnon Shemer, CFO of Eltek commented: "During the third quarter we saw continued improvement in the financial metrics of our business. In the third quarter of 2005 our gross margin improved to 21.0%, from 11.1% in fiscal 2004 and 18.0% in the second quarter of 2005.Our operating income increased to $480,000 in the third quarter from $241,000 in the second quarter, and an operating loss of $120,000 in the third quarter of 2004.

Mr. Shemer continued, "In order to meet increasing demand, we have begun to invest in new advanced manufacturing equipment to increase our high end production capacity. These investments are financed by new bank loans, reflecting their confidence in our business model and cash generation capabilities. The successful installation and integration of the new equipment will enable us to establish a strong manufacturing base for continued growth going forward."

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO STATEMENTS REGARDING EXPECTED RESULTS IN FUTURE QUARTERS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, PRODUCT DEMAND, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, THE SALES CYCLE, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

                                   ELTEK LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)



                                                                       CONVENIENCE                               CONVENIENCE
                                                                       TRANSLATION                               TRANSLATION
                                                                         --------                                  --------
                                                       NINE MONTHS ENDED                      THREE MONTHS ENDED
REPORTED AMOUNTS                                          SEPTEMBER 30,                           SEPTEMBER 30,
                                            -------------------------------------      -------------------------------------
                                              2004           2005          2005          2004         2005          2005
                                           (UNAUDITED)   (UNAUDITED)    (UNAUDITED)  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               NIS           NIS          U.S. $         NIS           NIS          U.S. $
                                            --------       --------      --------      --------      --------      --------
Revenues                                      89,985        104,859        22,805        32,569        36,622         7,964
Costs of revenues                            (81,760)*      (84,750)      (18,432)      (28,780)      (28,921)       (6,289)
                                            --------       --------      --------      --------      --------      --------

GROSS PROFIT                                   8,225         20,109         4,373         3,789         7,701         1,675

Research and development, net                      -           (485)         (105)            -          (134)          (29)
Selling, general and administrative
 Expenses                                    (13,219)       (14,417)       (3,135)       (4,043)       (5,212)       (1,134)
Amortization of goodwill                        (441)          (447)          (97)         (147)         (147)          (32)
                                            --------       --------      --------      --------      --------      --------

OPERATING INCOME (LOSS)                       (5,435)         4,760         1,036          (401)        2,208           480

Financial expenses, net                       (2,490)        (2,028)         (441)         (674)         (648)         (141)
                                            --------       --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE OTHER INCOME,  NET       (7,925)         2,732           595        (1,075)        1,560           339

Other income, net                                 39*            34             7            68            58            13
                                            --------       --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE TAXES ON INCOME          (7,886)         2,766           602        (1,007)        1,618           352
Taxes on income                                    -              -             -             -             -             -
                                            --------       --------      --------      --------      --------      --------

INCOME (LOSS) AFTER TAXES ON INCOME           (7,886)         2,766           602        (1,007)        1,618           352

Minority share in subsidiary's net
results                                          112            194            42            74            42             9
                                            --------       --------      --------      --------      --------      --------

NET INCOME (LOSS) FOR THE PERIOD              (7,774)         2,960           644          (933)        1,660           361
                                            ========       ========      ========      ========      ========      ========

BASIC AND DILUTED EARNINGS (LOSS) PER
NIS 1 PAR VALUE OF THE SHARE CAPITAL**         (1.85)          0.80          0.17         (0.22)         0.42          0.09
                                            ========       ========      ========      ========      ========      ========
TOTAL PAR VALUE  OF SHARES USED
TO COMPUTE BASIC AND DILUTED
EARNINGS (LOSS) PER NIS 1 PAR
VALUE OF SHARE                                 4,131          4,197         4,197         4,131         4,197         4,197
                                            ========       ========      ========      ========      ========      ========

*    Reclassified
**   Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                   -------
                                        DECEMBER 31, SEPTEMBER 30,
                                         -------      -------
                                          2004         2005         2005
                                        (AUDITED)   (UNAUDITED)  (UNAUDITED)
REPORTED AMOUNTS                           NIS          NIS        U.S. $
                                         -------      -------      -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                  4,274        1,749          380
Receivables: Trade                        23,835       28,100        6,112
             Other                         1,158        2,676          582
Inventories                               13,633       15,822        3,441
Prepaid expenses                             563        1,417          308
                                         -------      -------      -------

TOTAL CURRENT ASSETS                      43,463       49,764       10,823
                                         -------      -------      -------

DEFERRED TAXES                               753          708          154
                                         -------      -------      -------

PROPERTY AND EQUIPMENT, NET               31,569       30,617        6,659
                                         -------      -------      -------

GOODWILL                                   4,656        3,938          856
                                         -------      -------      -------

TOTAL ASSETS                              80,441       85,027       18,492
                                         =======      =======      =======

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current
maturities of long-term debts             19,589       19,460        4,232
Trade payables                            23,577       25,263        5,495
Other liabilities and accrued
expenses                                  11,083       10,672        2,321
                                         -------      -------      -------

TOTAL CURRENT LIABILITIES                 54,249       55,395       12,048
                                         -------      -------      -------

LONG- TERM LIABILITIES
Long term debt, excluding current
maturities                                 6,687        6,545        1,423
Employee severance benefits                1,048          179           39
                                         -------      -------      -------

TOTAL LIABILITIES                         61,984       62,119       13,510
                                         -------      -------      -------

MINORITY INTERESTS                         1,900        1,594          346
                                         -------      -------      -------

CONVERTIBLE  NOTE                          1,566        1,773          386
                                         -------      -------      -------

SHAREHOLDER'S EQUITY

Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares,
issued
 and outstanding 5,602,511 shares at
September 30, 2005 and 5,491,711
shares at December  31, 2004              29,698       29,765        6,473
Additional paid in capital                52,500       54,553       11,865
Capital reserves related to loans
from controlling shareholders             10,010       10,010        2,177
Cumulative foreign currency
translation adjustments                    2,574        2,044          445
Capital reserve                            6,685        6,685        1,454
Accumulated deficit                      (86,476)     (83,516)     (18,164)
                                         -------      -------      -------

TOTAL SHAREHOLDER'S EQUITY                14,991       19,541        4,250
                                         -------      -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                    80,441       85,027       18,492
                                         =======      =======      =======

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                            THREE MONTHS ENDED       ONVENIENCE
                                            -------------------     TRANSLATION
                                        SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
REPORTED AMOUNTS                             2004         2005         2005
                                            ------       ------       ------
                                         (UNAUDITED)  (UNAUDITED)   (UNAUDITED)
                                             NIS          NIS         U.S. $
                                            ------       ------       ------
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss) for the period              (933)       1,660          361

ADJUSTMENT TO RECONCILE NET
INCOME
 (LOSS) TO NET CASH FLOWS
PROVIDED BY
 OPERATING ACTIVITIES:
Depreciation                                 3,290        2,623          570
Capital gain from disposal of
 fixed assets                                  (74)         (58)         (13)
Accrued interest and
inflationary
 impact on long-term debts                     (29)          60           13
Minority share in subsidiary's
 net results                                   (74)         (42)          (9)
Amortization of goodwill                       147          147           32
Increase (decrease) in employee
 severance benefits, net                        68         (952)        (207)
Increase in trade  receivables              (3,583)      (2,850)        (620)
Increase in other
 receivables and prepaid expenses              (68)      (1,719)        (374)
Increase in trade payables                   2,206        5,136        1,117
Increase (decrease) in other
liabilities
 and accrued expenses                          417         (645)        (140)
Accrued interest on convertible
 note                                           38           44           10
Decrease (increase) in inventories             476       (2,034)        (442)
                                            ------       ------       ------

Net cash provided by operating
 activities                                  1,881        1,370          298
                                            ------       ------       ------

CASH FLOWS FROM INVESTING
ACTIVITIES:
Purchase of fixed assets                      (335)      (2,748)        (598)
Proceeds from sale of fixed assets             151           61           13
                                            ------       ------       ------

Net cash used for investing activities        (184)      (2,687)        (585)
                                            ------       ------       ------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase (decrease) in
short-term credit                               (5)         690          150
Repayment of long-term loans                (1,854)      (1,732)        (377)
Receipt of long-term loans                       -        1,800          392
                                            ------       ------       ------

Net cash provided by (used for)
 financing activities                       (1,859)         758          165
                                            ------       ------       ------
 ADJUSTMENTS FROM TRANSLATION OF
 FINANCIAL STATEMENTS OF
 AUTONOMOUS UNITS                               22           (1)           -
                                            ------       ------       ------
NET DECREASE IN CASH
 AND CASH EQUIVALENTS                         (140)        (560)        (122)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                         4,710        2,309          502
                                            ------       ------       ------
Cash and cash equivalents at
 end of period                               4,570        1,749          380
                                            ======       ======       ======

NON-CASH ACTIVITIES:

Purchase of fixed assets not yet paid            -        3,340          726
                                            ======       ======       ======

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)


                                           NINE MONTHS ENDED         CONVENIENCE
                                        ----------------------       TRANSLATION
                                     SEPTEMBER 30    SEPTEMBER 30    SEPTEMBER 30
REPORTED AMOUNTS                         2004           2005           2005
                                        -------        -------        -------
                                      (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                          NIS            NIS          U.S. $
                                        -------        -------        -------
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss) for the period         (7,774)         2,960            644

ADJUSTMENT TO RECONCILE NET
INCOME
 (LOSS) TO NET CASH FLOWS
PROVIDED BY
 OPERATING ACTIVITIES:
Depreciation                             10,237          8,210          1,785
Capital gain from disposal of
 fixed assets                               (74)           (34)            (7)
Accrued interest and inflationary
 impact on long-term debts                  355            506            111
Minority share in subsidiary's
 net results                               (112)          (194)           (42)
Amortization of goodwill                    441            447             97
Increase (decrease) in employee
 severance benefits, net                    117           (864)          (188)
Increase in trade receivables            (2,594)        (4,369)          (950)
Decrease (increase) in other
 receivables and prepaid expenses         1,084         (2,389)          (520)
Increase in trade payables                1,113            957            208
Increase (decrease) in other
 liabilities and accrued expenses         1,685           (261)           (57)
Accrued interest on convertible
 note                                       113            126             27
Decrease (increase) in
inventories                                 611         (2,291)          (498)
                                        -------        -------        -------
Net cash provided by operating
 activities                               5,202          2,804            610
                                        -------        -------        -------

CASH FLOWS FROM INVESTING
ACTIVITIES:
Purchase of fixed assets                 (1,156)        (4,175)          (908)
Proceeds from sale of fixed
assets                                      151             61             13
                                        -------        -------        -------

Net cash used for investing
activities                               (1,005)        (4,114)          (895)
                                        -------        -------        -------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase in short-term credit                36            479            104
Repayment of long-term loans             (4,025)        (5,509)        (1,198)
Receipt of long-term loans                    -          1,800            392
Proceeds from exercise of stock
 Options                                      -          2,120            461
                                        -------        -------        -------
Net cash used for financing
 activities                              (3,989)        (1,110)          (241)
                                        -------        -------        -------
 ADJUSTMENTS FROM TRANSLATION OF
 FINANCIAL STATEMENTS OF
 AUTONOMOUS UNITS                            (9)          (105)           (23)
                                        -------        -------        -------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                       199         (2,525)          (549)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                      4,371          4,274            929
                                        -------        -------        -------
Cash and cash equivalents at
 end of period                            4,570          1,749            380
                                        =======        =======        =======

NON-CASH ACTIVITIES:
Conversion of convertible note
 into additional paid in capital            879              -              -
                                        =======        =======        =======

Purchase of fixed assets not yet
paid                                          -          3,340            726
                                        =======        =======        =======


The accompanying notes are an integral part of the financial statements.